UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XUEDA EDUCATION GROUP

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W1091

(CUSIP Number)

Xiamen Insight Investment Co., Ltd.

8th Floor, Tower 2

Gubei International Fortune Center

1438 Hongqiao Road, Shanghai

Attention: Wang Yin

Telephone: +86-138-1851-3740

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018, USA

Attention: Charles C. Comey, Esq.

Telephone: (650) 813-5723

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

[1]	This CUSIP number applies to the American Depositary Shares issued in respect of the Ordinary Shares. Each American Depositary Share represents two Ordinary Shares.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98418W109

(1)	NAME OF REPORTING PERSON Xiamen Insight Investment Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 73,256,598[1]
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Shenzhen Yelinwan Investment Planning Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON New Insight Holdings Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Chunrong Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Tsinghua Unigroup Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Beijing Unis Communications Technology Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

CUSIP No. 98418W109

1	NAME OF REPORTING PERSON Weiguo Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,256,598[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,256,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

(2) Percentage calculated based on 125,985,971 Ordinary Shares issued and outstanding as of January 25, 2016, as provided by the Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly on behalf of Xiamen Insight Investment Co., Ltd. (“Insight”), Shenzhen Yelinwan Investment Planning Co., Ltd. (“Yelinwan”), New Insight Holdings Group Co., Ltd. (“Holdings”), Mr. Chunrong Liao (“Mr. Liao”), Tsinghua Unigroup Co., Ltd. (“TU”), Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. (“TU Zhuoyuan”), Beijing Unis Communications Technology Group Ltd. (“TU Communications”), and Mr. Weiguo Zhao (“Mr. Zhao”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2015 (the “Schedule 13D”) on behalf of Insight, Yelinwan, Holdings, and Mr. Liao. With respect to TU, TU Zhuoyuan, TU Communications, and Mr. Zhao, this Amendment No. 1 represents the initial statement on Schedule 13D filed on behalf of them with respect to the Issuer. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Paragraphs (a) and (f) of Item 2 of the Schedule 13D are hereby amended and replaced by the following:

(a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 5. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k) of the Act.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act and comprised of the Reporting Persons with respect to the transactions described in Item 3 and Item 4 of this Schedule 13D. Except as otherwise expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by any other Reporting Person or any other person.

(f) Each of Insight, Yelinwan, Holdings, TU, TU Zhuoyuan, and TU Communications are organized under the laws of, and Mr. Zhao and Mr. Liao are citizens of, the People’s Republic of China (the “PRC”).

The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Paragraphs (b) and (c) of Item 2 of the Schedule 13D are hereby amended and supplemented by adding the following at the end thereof:

(b) The business address of TU, TU Communications and Mr. Zhao is 10F, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, PRC 100084. The business address of TU Zhuoyuan is No. 1-8, Tibet Yuchen Trading Co., Ltd., Linqionggang Road, Lhasa Economic and Technological Development Zone, Tibet, PRC.

(c) TU focuses on making investments and investment management in the technology industry in China. The principal business of TU Zhuoyuan is making equity investments and investment management. The principal business of TU Communications is developing and selling electronic products, making investments and investment management. Mr. Zhao is the Chairman of TU, TU Zhuoyuan and TU Communications.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and replaced by the following:

(a) By reason of the Support Agreement described in Item 4 above and the irrevocable proxy contained therein, Insight may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 73,256,598 Ordinary Shares (“Subject Shares”), representing approximately 58.1% of the outstanding Ordinary Shares of the Issuer as of the date hereof, calculated in accordance with the requirements of Rule 13d-3 under the Act, and other Ordinary Shares which each Founder, or his affiliated entity, as party to the Support Agreement may become the owner of or with respect to which such party otherwise directly or indirectly has or later obtains the power to direct the vote. Subject Shares consist of: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

Yelinwan, Holdings, Mr. Liao, TU, TU Zhuoyuan, TU Communications, and Mr. Zhao may be deemed to beneficially own the Subject Shares by virtue of their direct or indirect equity ownership in Insight.

On January 26, 2016, Yelinwan transferred 15 million shares of Insight, representing 15.59% of the total outstanding shares of Insight, to TU Zhuoyuan pursuant to a share purchase agreement dated April 21, 2015 between Yelinwan and TU Zhuoyuan. As a result of such purchase, as of the date hereof, TU Zhuoyuan owns 15.59% of the total outstanding shares of Insight. As of the date hereof, TU Communications owns 4.54% of the total outstanding shares of Insight, and TU owns 1.88% of the total outstanding shares of Insight. TU Zhuoyuan and TU Communications are wholly owned subsidiaries of TU. Mr. Zhao is the Chairman of TU, TU Zhuoyuan and TU Communications.

As of the date hereof, Yelinwan owns 12.93% of the total outstanding shares of Insight. Holdings owns 90% of the total outstanding shares of Yelinwan, and the remaining 10% is held by a passive investment vehicle partially owned by Mr. Liao. Mr. Liao owns 75% of the total outstanding shares of Holdings. Mr. Liao is a Director of each of Insight, Yelinwan and Holdings.

(b) Each of Insight, Yelinwan, Holdings, Mr. Liao, TU, TU Zhuoyuan, TU Communications, and Mr. Zhao may be deemed to have shared power to vote and/or direct the vote of 73,256,598 Ordinary Shares. Except as set forth in this Item 5(a)-(b), none of Reporting Persons and, to the best of its knowledge, any persons named in Annex A hereto beneficially owns any Ordinary Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

5	Joint Filing Agreement, dated January 29, 2016, among the Reporting Persons.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated January 29, 2016

Xiamen Insight Investment Co., Ltd.

By:	/s/ JI Hao

Name:	JI Hao

Title:	Director

Shenzhen Yelinwan Investment Planning Co., Ltd.

By:	/s/ LIAO Chunrong

Name:	LIAO Chunrong

Title:	Director

New Insight Holdings Group Co., Ltd.

By:	/s/ LIAO Chunrong

Name:	LIAO Chunrong

Title:	Director

LIAO Chunrong

By:	/s/ LIAO Chunrong

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo

Name:	ZHAO Weiguo

Title:	Director

Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.

By:	/s/ ZHAO Weiguo

Name:	ZHAO Weiguo

Title:	Director

Beijing Unis Communications Technology Group Ltd.

By:	/s/ ZHAO Weiguo

Name:	ZHAO Weiguo

Title:	Director

ZHAO Weiguo

By:	/s/ ZHAO Weiguo

Annex A

Name and Business Address	Present Principal Occupation	Citizenship

Xiamen Insight Investment Co., Ltd.

ZHANG, Hao 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Chairman of the Board	People’s Republic of China

JI, Hao 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director and Chief Executive Officer	People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	Macau; People’s Republic of China

WU, Chonglin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	People’s Republic of China

LIU, Lanyu 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

WANG, Xiaobin No. 296, Xinhua Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

TANG, An Room 1311, Tianjian Chuangye Building, No. 7, Shangbao Road, Futian District, Shenzhen, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

WANG, Yin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Secretary of the Board	People’s Republic of China

TANG, Lili 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Deputy General Manager	People’s Republic of China

YANG, Xiaohu 309-310 BINGO Business Center, NO. 57 North Road of Hubin, Xiamen, PRC	Xiamen Insight Investment Co., Ltd. Chief Financial Officer	People’s Republic of China

Shenzhen Yelinwan Investment Planning Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

TANG, Lili 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	People’s Republic of China

New Insight Holdings Group Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China

Tsinghua Unigroup Co., Ltd.

ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Chairman	People’s Republic of China

LI, Zhongxiang 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Vice Chairman	People’s Republic of China

LI, Yanhe 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Vice Chairman	People’s Republic of China

ZHAO, Yanlai 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

LI, Yi 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director and General Manager	People’s Republic of China

CAO, Yuangang 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.

ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Chairman and CEO	People’s Republic of China

ZHENG, Bo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Director	People’s Republic of China

Beijing Unis Communications Technology Group Ltd.
ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Chairman and CEO	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Director	People’s Republic of China

REN, Zhijun 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Director	People’s Republic of China